Exhibit 99.1

Lavoro closes partnership with Brasilseg to offer rural insurance to its clients

The new service aims to provide more security and sustainability to the business of Brazilian farmers

São Paulo, May 3, 2023—Lavoro Limited (NASDAQ: LVRO, LVROW), the first Latin American agricultural inputs retailer to be listed on the Nasdaq Capital Market, announced today that it has closed a partnership with Brasilseg, an insurance company and affiliate of the BB Seguros group, to offer agricultural insurance products for Brazilian farmers. Agrotech, an insurance broker company, and Agristamp, an insurance platform, will be responsible for facilitating negotiations between Lavoro and its customers.

The partnership reflects Lavoro’s expansion plan, which seeks to create a leading integrated financial services platform for farmers by entering underexplored markets in Brazil.

“In recent years, we have seen relevant growth in demand for insurance services covering rural properties, in particular because of sudden climate changes, which are extremely damaging to crops. We have historically offered products and essential services to ensure the sustainability and productivity of farmers throughout Brazil and other Latin American countries, and now seek to offer a more robust package to its clients to support them in their search for the longevity and financial health of their businesses,” said Ruy Cunha, Lavoro’s CEO.

Lavoro is now able to offer Agrícola Flex insurance, which can cover soybean, corn, and wheat productivity. “This partnership between BB Seguros and Lavoro is aligned with our strategy to diversify distribution channels, which we expect will expand business at our branches beyond the BB network, increase our market share and bring more capillarity in the delivery of solutions to customers through partners,” stated Marcelo Lourenço, BB Seguros sales, customer and marketing [officer].

Insured farmers may to choose to pay by cash or credit. “The Lavoro customer who just closed a barter deal will be able to pay the insurance amount in installments throughout the barter transaction’s term, which is a convenient feature,” explained Lavoro’s CEO.

“We believe that rural insurance is an important protection mechanism for producers to guarantee their investments against weather adversities, pay off their financial obligations, such as barter operations, and carry out their activities without disruptions,” explained Ricardo Sassai, Agristamp [officer], which, along with Agrotech, plans to lead the technical and operational part of negotiations. “Lavoro's professionals will also have Agristamp’s platform at their disposal, which will build towards a fast, simple, and intuitive sales process,” Cunha added.

In addition to rural insurance, the Lavoro customer will also be able to purchase credit insurance covering the total or partial payment of rural credit operations or commitments in the event of natural or accidental death.

The sale of insurance by Lavoro will be available at all points of sale in Brazil, at Lavoro stores or through Lavoro’s field sales team.

Rural insurance: a segment on the rise in Brazil

According to a survey conducted by the National Confederation of Insurance Companies (CNseg, in Portuguese), rural insurance paid more than R$ 10 billion in indemnities to farmers in 2022, an increase of 47.1% over 2021. Similarly, collections totaled more than R$13.4 billion in the same period, a growth of 39.5% compared to 2021. Rio Grande do Sul, Paraná and São Paulo were the states that most sought insurance protection in 2022, respectively. For 2023, the survey projects an additional 7.3% growth for the sector.

About LavoroLavoro is Brazil’s largest agricultural inputs retailer and the first in Latin America to be listed on the Nasdaq Stock Market under the “LVRO” and “LVROW” tickers. Through a comprehensive portfolio of products and services, the company empowers farmers to adopt breakthrough technology and boost productivity. Founded in 2017, Lavoro has a broad geographical presence, operating in Brazil, Colombia and Uruguay, serving about 72,000 customers, through its physical presence, in more than 210 stores distributed in Latin America and with a team of over 1,000 technical sales consultants, and digital, with its marketplace. Learn more about Lavoro: www.lavoroagro.com.

Forward-Looking Statements

Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “aims,” “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Lavoro’s control. Lavoro’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to, the outcome of any legal proceedings that may be instituted against Lavoro; the ability to maintain the listing of Lavoro’s securities on Nasdaq; the price of Lavoro’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which Lavoro operates, variations in operating performance across competitors, changes in laws and regulations affecting Lavoro’s business; Lavoro’s inability to meet or exceed its financial projections and changes in its capital structure; changes in general economic conditions, including as a result of the COVID-19 pandemic; the ability to implement business plans, forecasts, and other expectations, changes in domestic and foreign business, market, financial, political and legal conditions; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; costs related to being a public company and other risks and uncertainties indicated from time to time in any annual report on Form 20-F filed by Lavoro and in Lavoro’s other filings with the U.S. Securities and Exchange Commission. These forward-looking statements should not be relied upon as representing Lavoro’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

For press information:

Hill + Knowlton Brasil

Ana Lívia Lopes | + 55 11 98845-7142

Gisele Gomes | + 55 11 99103-0946

Thiago Salles | +55 11 95602-8627

lavoro@hkbrasil.com.br

About Brasilseg

Brasilseg is the insurance company of the BB Seguros group, a holding company that concentrates the insurance, pension plan, capitalization and dental plan businesses distributed by Banco do Brasil in its physical and digital channels. Its operations are concentrated in the Life, Housing, Rural, and Massified (Residential, Business, and Condominium) insurance lines, and it is the national leader in the lines in which it operates. With revenues of R$ 12 billion in 2021, it has approximately 1,900 employees distributed between São Paulo and Franca, where its Relationship and Business Center is located.

For press Information:

FSB Comunicação

Eric Paraense

eric.paraense@fsb.com.br

(11) 9 9838-4982

Danilo Fernandez

danilo.fernandez@fsb.com.br

(11) 9 4869-8601

About Agristamp

Agristamp is the first Insurtech 100% digital in contracting agricultural insurance in a fast and simple way, connecting the entire chain involved, such as rural producer, insurers, financial market, marketplaces, brokers, input industries, seeds and their distributors. The platform performs checks such as agricultural zoning, location of plots, social and environmental compliance, monitors the evolution of crops via satellite, among other tools, bringing greater security to the process, and expects to transact in its hub over the next three years R$ 1.3 billion.

Learn more at: https://agristamp.com.br/

About Agrotech

Agrotech is a broker connected to the Agristamp ecosystem, focused exclusively on the commercialization of agricultural insurance with specialists in insurance and agronomy, to technically support the rural producer in contracting his weather risk policies, bringing more security to his indemnities.

Learn more at: https://www.agrotechseguros.com.br/home